UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 22, 2022

(Date of Report (Date of earliest event reported))

STARTENGINE COLLECTIBLES FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 West Alameda Avenue, Suite 1200 Burbank, California 91505	90069
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Issuer’s telephone number, including area code)

Series Wine #2020PAVIE
Series Wine #2020CHBL
Series Wine #2020AUSO
Series Wine #2020ANGE
Series Wine #2020CERT
Series Wine #2005LPIN
Series Wine #2015HBRI
Series Wine #2000EGLC
Series Wine #2016CHAM
Series Wine #2016BONMA
Series Wine #2016MUSIG
Series Wine #2009PETRUS
Series Wine #2010PETRUS
Series Art #WARHOLMARILYN
Series Art #LICHTENSTEINSWEET
Series Sports #JORDANROOKIE
Series Sports #JAMESREFRACTOR
Series Art #INDIANALOVE
Series Art #HIRSTDOTS
Series Sports #JACKIEROOKIE
Series Comics #BATMAN
Series Wine #2012CRISTAL
Series Wine #2008DOMP
Series Wine #2012DOMP
Series Wine #2006DOMP
Series Wine #2006CONTERNO
Series Wine #2006RAYAS
Series Wine #2013HARLAN
Series Wine #2013MARCASSIN
Series Wine #2015ROMANEE
Series Wine #2011CRIOTS
Series Art #BANKSYLAUGH
Series Comics #SUPERMAN
Series NFT #COOLCAT
Series Watch #SCHWARZENEGGER
Series Watch #ROLEX6265
Series Watch #PEPSI
Series Art #PICASSO
Series Art #DALI
Series Comics #HULK181

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

As of April 22, 2022, Leon Benrimon no longer serves as a Manager of StartEngine Assets LLC, the Administrative Manager, Asset Manager and Managing Member of the StartEngine Collectibles Fund I LLC. Ms. Johanna Cronin, who has been a Manager of StartEngine Assets LLC since June 8, 2020, will be the sole Manager of StartEngine Assets LLC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARTENGINE COLLECTIBLES FUND I LLC

By: StartEngine Assets LLC, its Managing Member

By:	/s/ Johanna Cronin
Johanna Cronin
Manager

Date: April 25, 2022